Exhibit 99.1

CollabRx, Inc.  44 Montgomery St., Suite 800, San Francisco, CA  94104    [T] 415-248-5350 [F] 415-248-5351  www.collabrx.com

COLLABRX ADJOURNS STOCKHOLDER SPECIAL MEETING
TO OCTOBER 30, 2015
SAN FRANCISCO, CA – October 28, 2015 – CollabRx, Inc. (“CollabRx”) (NASDAQ: CLRX) announced today that the special meeting of its stockholders scheduled for Wednesday, October 28, 2015 to consider and act on several proposals recommended by CollabRx’s board and management regarding its proposed merger with Medytox Solutions, Inc. (“Medytox”) (OTCQB: MMMS) has been adjourned to Friday, October 30, 2015 at 10:30 am Pacific Time, and will take place at CollabRx’s offices located at 44 Montgomery Street, Suite 800 San Francisco, CA 94104-4811.
The adjournment period will allow for the continued solicitation of proxies from CollabRx’s stockholders with respect to Proposal 2 (reverse stock split) and Proposal 3 (increase in authorized common stock).  As of October 28, 2015, an aggregate of 5,259,155 shares have been voted, which constitutes a quorum required to conduct business at the special meeting.  Had the meeting today not been adjourned, based on the shares submitted as of October 28, 2015, Proposal 1 (issuance of shares in connection with the merger), Proposal 4 (amendment to stock plan), Proposal 5 (advisory vote) and Proposal 6 (adjournment of meeting) would have had sufficient votes to be approved at the special meeting. With regard to Proposal 2, there are currently 4,602,521 votes (representing 87.5% of the votes cast) “FOR” the proposal and 576,592 votes (representing 11.0% of the votes cast) “AGAINST” the proposal.  With regard to Proposal 3, there currently 4,484,425 votes (representing 85.3% of the votes cast) “FOR” the proposal and 560,578 votes (representing 10.7% of the votes cast) “AGAINST” the proposal.  The affirmative vote of at least 5,243,687 shares, representing a majority of CollabRx shares outstanding as of the close of business on the record date, is required to approve Proposal 2 and Proposal 3. It is a condition to the merger that Proposal 2 and Proposal 3 be approved. Unless Proposal 2 is approved, CollabRx’s board and management believe that CollabRx will not be able to maintain the listing of its common stock on the NASDAQ Capital Market.
Stockholders who have already voted do not need to recast their votes. Proxies previously submitted will be voted at the reconvened meeting unless properly revoked. Stockholders who have not already voted or wish to change their vote are encouraged to do so using the instructions provided in their voting instruction form or proxy card.
CollabRx has filed a registration statement on Form S-4 including a definitive joint proxy statement/prospectus with the Securities and Exchange Commission. Stockholders as of the record date of September 4, 2015 who have not yet voted are encouraged to vote during the adjournment period. Additionally, stockholders are urged to read the definitive joint proxy statement/prospectus and other relevant information on file with the Securities and Exchange Commission.

Participants in Solicitation

CollabRx and its directors, executive officers and other employees may be deemed to be participants in the solicitation of proxies from CollabRx stockholders with respect to the merger. Information about CollabRx’s directors and executive officers is available in CollabRx's annual report on Form 10-K for the fiscal year ended March 31, 2015. Additional information about the interests of potential participants is included in the registration statement and proxy statement and other materials filed with the SEC. These documents are available free of charge at the SEC’s website at www.sec.gov, or by going to CollabRx's Investors page on its corporate website at www.collabrx.com.
Additional Information
This press release does not constitute an offer to sell or the solicitation of an offer to buy any securities or a solicitation of any vote or approval nor shall there be any sale of securities in any jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such jurisdiction. CollabRx has filed a registration statement on Form S-4, including a joint proxy statement of CollabRx and Medytox, and other materials with the SEC in connection with the Merger. We urge investors to read these documents because they contain important information. Investors may obtain free copies of the registration statement and proxy statement, as well as other filed documents containing information about Medytox and CollabRx, at www.sec.gov, the SEC’s website, or by going to CollabRx’s Investors page on its corporate website at www.collabrx.com.
About CollabRx, Inc.
CollabRx, Inc. (NASDAQ: CLRX) is a recognized leader in cloud-based expert systems to inform healthcare decision-making. CollabRx uses information technology to aggregate and contextualize the world's knowledge on genomics-based medicine with specific insights from the nation's top cancer experts, starting with the area of greatest need: advanced cancers in patients who have effectively exhausted the standard of care. More information may be obtained at http://www.collabrx.com.

Safe Harbor Statement
This press release includes forward-looking statements about CollabRx's anticipated results that involve risks and uncertainties. Some of the information contained in this press release, including, but not limited to, statements as to industry trends and CollabRx's plans, objectives, expectations and strategy for its business, contains forward-looking statements that are subject to risks and uncertainties that could cause actual results or events to differ materially from those expressed or implied by such forward-looking statements. Any statements that are not statements of historical fact are forward-looking statements. When used, the words "believe," "plan," "intend," "anticipate," "target," "estimate," "expect" and the like, and/or future tense or conditional constructions ("will," "may," "could," "should," etc.), or similar expressions, identify certain of these forward-looking statements. Important factors which could cause actual results to differ materially from those in the forward-looking statements are detailed in filings made by CollabRx with the Securities and Exchange Commission. CollabRx undertakes no obligation to update or revise any such forward-looking statements to reflect subsequent events or circumstances. The potential business combination referenced in this press release is subject to, among other things, stockholder approvals and other customary conditions.  We cannot assure you that the contemplated business combination will be consummated.

CollabRx Contacts:
Thomas R. Mika
President & CEO
CollabRx, Inc.
415-248-5350
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